UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   McDonough, Robert J.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Date of Event Requiring Statement (Month/Day/Year)
   7/21/00
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President WW Refrigeration/
   European & Latin Am Ops. (EVP)
6. If Amendment, Date of Original (Month/Day/Year)07/27/00
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                                            2)Amount of      3) Ownership               4)Nature of Indirect
                                                               Securities          Form:  Direct             Beneficial Ownership
                                                               Beneficially        (D) or Indirect
                                                               Owned               (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                        42,656              D






Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative        2)Date Exercisable   3)Title and Amount of                       4)Conver-    5)Ownership   6)Nature of
  Security                   and Expiration Date  Securities Underlying                       sion or      Form of       Indirect
                             (Month/Day/Year)     Derivative Security                         exercise     Derivative    Beneficial
                                                                                              price of     Security      Ownership
                             Date      Expira-                                  Amount or     Deri-        Direct(D)
                             Exer-     tion                                     Number of     vative       or
                             cisable   Date       Title                         Shares        Security     Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option   12/08/95  12/08/05   Common Stock, par             25,245        $ 7.2810     D
(right to buy)               (1)                  value $0.01 per share
Non-Qualified Stock Option   12/09/94  12/09/04   Common Stock, par              5,049        $ 7.5270     D
(right to buy)               (1)                  value $0.01 per share
Non-Qualified Stock Option   12/08/00  12/08/09   Common Stock, par             36,869        $11.2190     D
(right to buy)               (2)                  value $0.01 per share
Non-Qualified Stock Option   12/13/96  12/13/06   Common Stock, par             16,500        $13.3140     D
(right to buy)               (1)                  value $0.01 per share
Non-Qualified Stock Option   12/12/97  12/12/07   Common Stock, par             16,500        $13.9040     D
(right to buy)               (1)                  value $0.01 per share
Non-Qualified Stock Option   10/10/99  12/10/08   Common Stock, par             21,450        $18.7500     D
(right to buy)               (2)                  value $0.01 per share

Explanation of Responses:

(1) 100% Vest on Grant Date.
(2) The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.
- Attorney-in-fact pursuant to the power of attorney dated 7/9/99.
- The original Form 3 beneficial ownership was under-reported by 1,008 shares.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Robert J. McDonough
DATE 05/8/02